RE Investment Corporation and Subsidiary
(A Wholly-Owned Subsidiary of NRECA United, Inc.)

Consolidated Financial Statements and
Supplementary Information
Years Ended December 31, 2017 and 2016

Filed Pursuant to Rule 17a-5(e)(3)
Under the Securities Exchange Act of 1934



CliftonLarsonAllen LLP
www.claconnect.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
RE Investment Corporation and Subsidiary
Arlington, Virginia

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial condition of RE Investment Corporation and Subsidiary (the "Company") as of December 31, 2017 and 2016, and the related consolidated statements of operations, statements of changes in stockholders' equity, and cash flows for each of the two years in the period ended December 31, 2017, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information (Schedule I, Computation of Net Capital Under Rule 15c3-1; Schedule II, Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (exemption); Schedule III, Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (exemption)), has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The

supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information (Schedule I, Computation of Net Capital Under Rule 15c3-1; Schedule II, Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (exemption); Schedule III, Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (exemption)), is fairly stated, in all material respects, in relation to the financial statements as a whole.



CliftonLarsonAllen LLP

We have served as the Company's auditor since 2016.

Milwaukee, Wisconsin
February 23, 2018

RE Investment Corporation and Subsidiary

Consolidated Statements of Financial Condition

December 31,	2017	2016
Assets		
Cash and cash equivalents	$ 10,794,969	$ 8,436,909
Investments in Homestead Funds, at fair value	1,047,275	909,411
Accounts receivable	61,739	103,654
Due from Homestead Funds	2,251,175	2,176,097
Due from NRECA	11,621,607	10,509,245
Prepaid expenses and other assets	322,304	247,544
Deposit in escrow	-	150,274
Fixed assets, net	1,102,507	623,353
Total assets	$ 27,201,576	$ 23,156,487
Liabilities and stockholder's equity		
Liabilities		
Accrued liabilities	$ 2,414,545	$ 2,229,723
Accrued employee expenses	559,494	509,409
Deferred tax liability	134,186	158,166
Total liabilities	3,108,225	2,897,298
Commitments and contingencies	-	-
Stockholder's equity		
Common stock, $1.00 par value, 1,000 shares authorized, issued and outstanding	1,000	1,000
Additional paid-in capital	319,666	319,666
Accumulated earnings	23,772,685	19,938,523
Total stockholder's equity	24,093,351	20,259,189
Total liabilities and stockholder's equity	$ 27,201,576	$ 23,156,487

See accompanying notes to consolidated financial statements.

RE Advisers has agreed, as part of the expense limitation agreements entered into with each Fund, to assume as its own liability all Fund operating expenses and certain other non-recurring expenses, that in any year exceed specified percentage amounts of the average daily net assets of each Fund, as set forth in the Funds' prospectuses. To pay such liability, RE Advisers will first waive or reduce its investment management fees or administrative fees as appropriate and, if necessary, will also assume as its own expense and reimburse each Fund for any additional excess amount. In 2017 and 2016, RE Advisers voluntarily and temporarily reduced the expense limitation of the Daily Income Fund in order to assist the Fund in maintaining a minimum yield due to low interest rates. Additionally, in conjunction with a change in subadvisor for the International Equity Fund, RE Advisers, pursuant to a contractual waiver, waived from the management fee due to it from the International Equity Fund the amount equal to the difference in the fee it would have paid the previous subadvisor and the fee it paid the temporary subadvisor beginning September 7th, 2015 through January 14, 2016. Pursuant to the expense limitation agreements and additional voluntary waivers, $320,719 and $965,052 of management fees were waived from the Funds for the years ended December 31, 2017 and 2016, respectively.

At December 31, 2017 and 2016, the Funds owed $2,251,175 and $2,176,097, respectively, to RE Advisers for management fees due and amounts paid on their behalf.

RE Advisers entered into investment management agreements with the NRECA 401(k) Pension Plan, Retirement Security Plan, and Group Benefits Program (Plans), which became effective January 1st, 2016. The Plans are multiple employer retirement plans subject to the Employee Retirement Income Security Act of 1974 (ERISA) and are administered by NRECA. Per the agreements, NRECA reimburses the Company for the portion of the Company's costs associated with managing the Plans. For the years ended December 31, 2017 and 2016, respectively, management fees from the Plans were $3,174,977 and $3,484,124. Any receivables at December 31, 2017 and 2016 are included in due from NRECA on the consolidated statements of financial condition.

RE Advisers has other investment management agreements with unrelated entities. As of December 31, 2017 and 2016, RE Advisers' receivables from these companies were $61,739 and $103,654, respectively. Management fee income from these agreements was $237,806 and $215,302 for the years ended December 31, 2017 and 2016, respectively.

6. Regulatory Requirements

RE Investment is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 0 to 1. At December 31, 2017, the Company had regulatory net capital of $7,686,744 and a regulatory net capital requirement of $198,269. The Company's ratio of aggregate indebtedness to regulatory net capital was .4 to 1 at December 31, 2017. On a stand-alone basis RE Investment has a ratio of aggregate indebtedness to regulatory net capital of 0 to 1 at December 31, 2017. At December 31, 2016, the Company had regulatory net capital of $5,539,611 and a regulatory net capital requirement of $182,609. The Company's ratio of aggregate indebtedness to regulatory net capital was .5 to 1 at December 31, 2016. On a stand-alone basis RE Investment has a ratio of aggregate indebtedness to regulatory net capital of 0 to 1 at December 31, 2016.

The following reconciles the Company's computation of net capital at December 31, 2017 as reported in the unaudited Part IIA of Form X-17A-5 with the Company's computation contained herein:

Net capital as reported in the Company's Part IIA (unaudited) Focus Report	$ 13,730
Plus cash balance of subsidiary	10,781,239
Less liabilities of subsidiary	(3,108,225)
Net capital per above	**$ 7,686,744**

RE Investment operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of the rule. Essentially, the requirements of Paragraph (k)(1) provide that a broker/dealer whose transactions are limited to those involving redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, and who transmits all funds and delivers all securities received in connection with his activities as a broker/dealer, and does not otherwise hold funds or securities for or owe money or securities to customers, is exempt.

7. Pension Plan and Other Postretirement Benefits

Substantially all employees of RE Advisers participate in the Retirement Security Plan (RS Plan) and the 401(k) Plan administered by the NRECA. Prior to January 1st, 2016, employees of RE Advisers were employees of the parent company, NRECA.

RS Plan

The RS Plan is a defined benefit, multiple employer plan qualified under Section 401 of the IRC and is exempt from federal income tax under Section 501(a) of the IRC. The employer identification number of the plan sponsor, NRECA, is 53-0116145 and the plan number is 333. For GAAP purposes, the RS Plan is considered a multi employer plan. In a multi employer plan all plan assets are available to pay benefits of any plan participant. Separate asset accounts are not maintained for participating employers and, as a result, assets contributed by one employer may be used to provide benefits to employees of other participating employers. In the RS Plan, a zone status determination is not required and, therefore, not determined, under the Pension Protection Act (PPA) of 2006. In addition, the accumulated benefit obligations and plan assets are not determined or allocated separately by individual employer. In total, the RS Plan was over 80 percent funded at January 1, 2017, and January 1, 2016, based on the PPA funding target and PPA actuarial value of assets on those dates. Because the provisions of the PPA do not apply to the RS Plan, funding improvement plans and surcharges are not applicable. Future contribution requirements are determined each year as part of the actuarial valuation of the plan and may change as a result of plan experience.

All employees of RE Advisers that work a minimum of 1,000 hours per year are eligible to participate in the RS Plan after completing one year of service. Pension contributions are made equal to the amounts accrued for pension expense, including amortization of past service costs. Pension contribution expense, which is included in personnel costs in the consolidated statements

of operations, for the year ended December 31, 2017 and 2016, amounted to $837,421 and $554,420, respectively. Contributions in 2017 are significantly higher than those in 2016 due to RE Advisers electing to participate in the prepayment option offered to participating employers. Contributions in 2017 and 2016 represented less than 5 percent of the total contributions made to the RS Plan by all participating employers.

401(k) Plan

The 401(k) Plan is a defined contribution, multiple employer plan qualified under Section 401(k) of the IRC and is exempt from federal income tax. All employees of RE Advisers who work a minimum of 1,000 hours per year and have completed one month of service are eligible to make contributions to the 401(k) Plan. Participants can make contributions through salary deferral subject to Internal Revenue Service maximum limitations. For 2017 and 2016, RE Advisers made matching contributions up to 5% of each eligible participant's annual base salary. Additionally, RE Advisers contributed a special employer base contribution of $2,000 for 2017 and 2016. The 401(k) Plan pension expense, which was included in personnel costs on the consolidated statements of operations, for the year ended December 31, 2017 and 2016, was $214,241 and $196,665, respectively.

Postretirement Benefits Other than Pensions

In addition to providing pension benefits, RE Advisers provides certain health care and life insurance benefits for retired employees. Employees become eligible for these benefits at retirement after meeting minimum age and annual hours worked requirements. Benefits are provided through medical plans in which the employees are enrolled at the time of retirement.

The following table sets forth the postretirement benefits obligation at December 31,

December 31,	2017	2016
Postretirement benefit obligation, beginning of year	$ 138,147	$ 148,047
Service cost	14,746	10,622
Interest cost	3,449	4,667
Actuarial (gain)/loss, net	(43,419)	(18,419)
Estimated benefit cost	(1,366)	(6,770)
Postretirement benefits obligation, end of year	$ 111,557	$ 138,147

The present value of the postretirement benefit obligation was as follows at December 31,

December 31,	2017		2016
Accumulated postretirement benefit obligation (APBO):			
Active participants not yet eligible	$ 59,061	$	44,778
Fully eligible active participants	52,496		58,250
Retirees, disabled, and dependents	-		35,119
Postretirement benefit obligation	$ 111,557	$	138,147

There was one retiree in the 2016 who was reclassified to active participant in 2017.

RE Adviser's postretirement benefit obligation approximates fair value and is unfunded as of December 31, 2017.

Components of the net periodic postretirement benefit cost and other postretirement benefit related changes included in the consolidated statements of operations were as follows for the year ended December 31,

Years Ended December 31,	2017		2016
Service cost	$ 14,746	$	10,622
Interest cost	3,449		4,667
Actuarial (gain)/loss, net	(43,419)		(18,419)
Net periodic postretirement benefit cost and other postretirement benefit related changes	$ (25,224)	$	(3,130)

There were no payments made in 2017 or 2016 for retiree health and life insurance.

The weighted-average discount rate used in calculating the postretirement liability and the discount rate used in calculating the net periodic benefit cost was 3.55% and 3.80% in 2017 and 2016, respectively. The 2017 health care trend rates were 7.5% for 2017 through 2019, 7.00% for 2020, 6.50% for 2021, then decreasing 0.25% per year until reaching terminal trend rate of 5%. Dental and vision were 4.0% and 2.5%, respectively for both the initial and terminal trend rate.

The RE Advisers's estimated future benefit payments to the postretirement benefit plan are as follows:

Years Ending December 31,		
2018	$	1,366
2019		2,713
2020		1,995
2021		4,259
2022		5,331
Thereafter		77,678

Given the estimated included in the calculations of these accumulated benefit obligations, it is possible amounts recorded under this plan may change in the near term.

Other Plans

The RE Advisers established the Executive Benefit Restoration Plan in 2016. Under this plan, employees whose compensation exceeds Section 401(a)(17) limitations of the IRC or whose benefit under the RS Plan exceeds Section 415 limitations of the IRC, and who are designated by the Board, and who have a pension limitation, as defined in the plan document, on their normal retirement date are eligible for benefits. Benefits are paid after attainment of normal retirement date and continue annually provided that a pension limitation exists. The benefit is forfeited in its entirety if the employee is terminated for any reason before attainment of normal retirement date. The Executive Benefit Restoration Plan expense, which was included in personnel costs on the consolidated statements of operations for the year ended December 31, 2017 and 2016, was $303,023 and $262,547, respectively. At December 31, 2017 and 2016, the pro rata actuarial present value of the benefits amounted to $284,306 and $166,937, respectively, which was included in accrued employee expenses on the statements of financial condition.

8. Income Taxes

At December 31, 2017 and 2016, there was a deferred tax liability of $134,186 and $158,166, respectively, related to the tax effect of unrealized gains (losses) on investments in mutual funds. On December 22, 2017, The Tax Cuts and Jobs Act ("the Act") was signed into law, which reduces the federal tax rate on Corporation effective in 2018. As a result of the Act, the Company's deferred tax liability was recalculated at the lower rates, resulting in a reduction in the deferred tax liability of $64,608. This was recognized as income in the current period.

For the years ended December 31, 2017 and 2016, the provision for income taxes consists of:

		2017		2016
Current tax expense	$	2,239,174	$	2,226,413
Deferred tax expense (benefit)		(23,980)		34,995
Provision for income taxes	$	**2,215,194**	$	2,261,408

The Company's effective tax rate for the years ended December 31, 2017 and 2016 was 34.9% and 38.8%, respectively. The provision for income taxes results in effective tax rates that differ from the federal statutory rates. The reconciliation of the Company's reported amount of income tax expense to the amount of income tax expense that would result from applying domestic federal statutory tax rates to income was:

December 31,	2017	2016
Federal income tax provision, at statutory rate	34.0%	34.0%
State tax provision, net of federal benefit	4.0%	4.0%
Re-measurement of deferred tax due to tax law changes	-1.0%	-
Non-deductible expenses and other	-2.1%	0.8%
Effective income tax rate	34.9%	38.8%

9. Related Parties

In 2016, the Company provided $12,000,000 to NRECA, to participate in a cash management program with NRECA and other subsidiaries of NRECA. The cash is invested by NRECA in commercial paper or short-term debt with staggered maturity dates. At December 31, 2017 the Company's parent, NRECA, owed the Company $11,621,607, consisting of $12,118,066 owed from NRECA for consolidating investing activities and $496,459 owed to NRECA for monthly services as described in Note 1, and other monthly operating expenses. At December 31, 2016, the NRECA owed the Company $10,509,245, consisting of $12,037,985 owed from NRECA for consolidating investing activities and $1,528,740 owed to NRECA for monthly services as described in Note 1, and other monthly operating expenses.

Per the investment management or administrative agreements between RE Advisers and each Homestead Fund, RE Advisers agrees to provide the officers to the Homestead Funds, in addition to providing investment management and other administrative services. RE Advisers provides to the Homestead Funds the CEO, as well as other officers who also serve as officers of RE Advisers. In exchange for these services, the Homestead Funds paid RE Advisers an investment management or administrative fee in 2017 and 2016 as explained in note 5.

The Company paid its parent a dividend of $300,000 in both 2017 and 2016.

10. RE Advisers Corporation

The following is a summary of certain financial information of the Company's consolidated subsidiary RE Advisers as of December 31, 2017 and 2016:

December 31,	2017	2016
Assets	$ 27,086,218	$ 23,017,305
Stockholder's equity	$ 23,977,993	$ 20,120,007

As of December 31, 2017, the $23,977,993 of stockholder's equity and $3,108,225 of the subordinated liabilities of RE Advisers are included as capital in a consolidated computation of the Company's net capital, because the assets of RE Advisers are readily available for the protection of the Company's customers, and other creditors, as permitted by Rule 15c3-1, which resulted in an increase in net capital and required net capital (after nonallowable assets and charges) of $7,673,014 and $193,269, respectively. As of December 31, 2016, the $20,120,007 of stockholder's equity and $2,897,298 of the subordinated liabilities of RE Advisers are included as capital in a consolidated computation of the Company's net capital, because the assets of RE Advisers are readily available for the protection of the Company's customers, and other creditors, as permitted by Rule 15c3-1, which resulted in an increase in net capital and required net capital (after nonallowable assets and charges) of $5,525,881 and $177,609, respectively.

11. New Accounting Pronouncements

In May 28, 2014 and August 12, 2015, the Financial Accounting Standards Board ("FASB") FASB issued amended guidance to clarify the principles for recognizing revenue from contracts with customers. The guidance requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which an entity expects to be entitled in exchange for those goods or services. The guidance also requires expanded disclosures relating to the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. Additionally, qualitative and quantitative disclosures are required regarding customer contracts, significant judgements and changes in judgements, and assets recognized from the costs to obtain or fulfill a contract. The standard will be effective for the Company for annual reporting periods after December 15, 2017. Management is currently evaluating the impact that the standard will have on the consolidated financial statements and consolidated financial statement disclosures.

12. Subsequent Events

The Company evaluated subsequent events through February 23, 2018, which is the date the consolidated financial statements were issued. There were no events noted that required adjustment to or disclosure in these consolidated financial statements.